

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 17, 2023

Jennifer Zhan
Chief Executive Officer
SHINECO, INC.
Room 1001, Building T5, DaZu Square
Daxing District, Beijing
People's Republic of China

> **Re: SHINECO, INC.**
> **Form 10-K for Fiscal Year Ended June 30, 2022**
> **File No. 001-37776**

Dear Jennifer Zhan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2022

Consolidation of Variable Interest Entities, page 23

1. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany

transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Note 3 - Summary of Significant Accounting Policies
Consolidation of Variable Interest Entities, page F-12

2.   Pursuant to ASC 810-10-50-3 please disclose the following:
   • Please provide qualitative information about the relationships between the VIE's assets and liabilities that are consolidated. For example, if the VIE's assets can be used only to settle obligations of the VIE, please disclose qualitative information about the nature of the restrictions on those assets;
   • Please address whether creditors or beneficial interest holders of the VIE have no recourse to the general credit of the primary beneficiary; and
   • Please disclose the terms of any arrangements, if applicable, that could require you to provide financial support.

3.   Pursuant to ASC 810-10-45, please present each of the following separately on the face of the statement of financial position:
   • Assets of a consolidated VIEs that can be used only to settle obligations of the consolidated VIE; and
   • Liabilities of a consolidated VIE for which creditors or beneficial interest holders do not have recourse to the general credit of the primary beneficiary.

Note 20 - Commitments and Contingencies
Legal Contingencies, page F-36

4.   If it is reasonably possible that a loss or an additional loss in excess of the amount accrued may have been incurred, please disclose an estimated range; otherwise, provide a statement that such an estimate of the possible loss or range of loss cannot be made, if true. Refer to ASC 450-20-50-3 and 50-4.

General

5.   Please conform the disclosures in your Form 10-K, related to your operations in China, with the disclosures in your amended Form S-3 (File No. 333-261229), taking into consideration comments 1 to 16 from our letter dated November 29, 2021 and comment 1 from our letter dated May 20, 2022, as applicable. Disclosures presented in the forepart/prospectus of Form S-3 should be disclosed at the onset of Item 1. Business in your Form 10-K. Please confirm your understanding of this matter and that you will comply with the requisite disclosures in your Form 10-K, as applicable, in your response to us.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Jessica Ansart at 202-551-4511 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:     David Manno